Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3 No. 333-_____) and related prospectus of GAMCO Investors, Inc. for the registration of $400,000,000 of its debt securities, preferred stock, class A common stock, stock purchase contracts, stock purchase units and to the incorporation by reference therein of our reports dated March 10, 2009, with respect to the consolidated financial statements of GAMCO Investors, Inc. and Subsidiaries, and the effectiveness of internal control over financial reporting of GAMCO Investors, Inc. and Subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
New York, New York
July 27, 2009